Exhibit 99.37

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION AND NATURAL GAS HEDGES

FOR IMMEDIATE RELEASE, Wednesday, December 21, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for December 2005 and to announce additional 2006 natural gas hedges

(Calgary, December 21, 2005) /CNW/ - Penn West Energy Trust (the “Trust”) confirms that its December 2005 cash distribution will be $0.31 per trust unit payable on January 13, 2006 to unitholders of record on December 30, 2005. The ex-distribution date is December 28, 2005.

The Trust recently entered into additional AECO natural gas collars on 30,000 gigajoules (“GJ”) per day for the six-month period from April 1 to September 30, 2006. These collars were transacted with an average floor price of $8.42 per GJ (approximately $9.09 per mcf) and an average ceiling price of $14.00 per GJ (approximately $15.12 per mcf). The volume hedged by these contracts represents approximately 10 percent of the Trust’s expected 2006 natural gas production and approximately five percent of total expected production on a barrel of oil equivalent (6 to 1) basis during the contracted period. In addition, 15,000 GJ per day of AECO natural gas collars were transacted for the October 1 to December 31, 2006 period at a floor price of $8.50 per GJ (approximately $9.18 per mcf) and a ceiling price of $16.10 per GJ (approximately $17.39 per mcf). The volume hedged by these contracts represents approximately five percent of the Trust’s expected 2006 natural gas production and approximately two percent of total expected production on a barrel of oil equivalent (6 to 1) basis during the contracted period. The transaction of these collars is consistent with policies established by the Board of Directors of Penn West.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502